Property Income Trust LLC

2407 Columbia Pike, Suite 200

Arlington, VA 22204

Tel. 703-920-2200

www.PropertyIncome.com

March 26, 2018

Via Edgar and Email

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance – Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Email: GowetskiJ@sec.gov

Re:	Property Income Trust LLC (the “Company”) Offering Statement on Form 1-A Filed March 13, 2018 File No. 024-10731

Dear Ms. Gowetski:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the above-referenced Offering Statement be declared qualified effective as of 4:00 p.m. EDT on Wednesday, March 28, 2018.

The Company also wishes to advise the staff of the Division of Corporation Finance (the “Staff”) that it acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to such filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Offering Statement; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. We are available at the Staff’s convenience should you have any further questions.

Very truly yours,

By:	/s/ Mark A. Mascia
Mark A. Mascia, Manager PIT Manager LLC

cc: Markley S. Roderick, Esq.